Eye On Media Network, Inc.

1500 NW 65th Avenue

Plantation, Florida 33313

June 4, 2014

Mr. Larry Spirgel, Asst. Director

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:

Eye On Media Network, Inc.

File No. 333-194299

Dear Mr. Spirgel,

This letter revises and supersedes my earlier correspondence to you today and follows a telephone conversation this morning between the Commission staff and our counsel, Clifford J. Hunt, Esquire, regarding the staff’s request that the registrant, Eye On Media Network, Inc. (the “Company”), revise a previous disclosure made by the Company. Specifically, the Commission staff requested that the following sentence be removed from its disclosures:  “There is no written agreement with Comcast.”  Please be advised that we will remove the aforementioned sentence from our disclosures in connection with the filing of the SEC Rule 424 Prospectus.  As also requested, we are confirming to the Commission staff that there is no written agreement between the Company and DIRECTV, DISH TV or the Roku network and that our media content is sold through our independent media buyer/broker, IHN Media Services, LLC of San Antonio, Texas.

In the event you have further questions, please do not hesitate to contact our counsel, Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

EYE ON MEDIA NETWORK, INC.

/s/: Jack Namer

Jack Namer, President

cc:

Clifford J. Hunt, Esquire